ATTORNEYS AT LAW
100 North Tampa Street, Suite 2700
Tampa, FL 33602-5810
P.O. Box 3391
Tampa, FL 33601-3391
813.229.2300 TEL
March 16, 2007	813.221.4210 FAX
www.foley.com

WRITER’S DIRECT LINE
813.225.4177
ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER
055198-0101

VIA FEDERAL EXPRESS

Mr. Tim Buchmiller, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Buchmiller:

On behalf of Veri-Tek International, Corp. (the “Company”), the following are the Company’s responses to the Staff’s letter of February 28, 2007 containing the Staff’s comments regarding Amendment No. 1 to Form S-3 (the “Registration Statement”) filed with the Commission on February 15, 2007 (SEC File No. 333-139576). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Amendment 1 to Form S-3 Filed on February 15, 2007

Incorporation of Certain Documents by Reference, page 16

1. Please revise this section to include updated financial statements and related disclosures in your filing to comply with Rule 3-12 of Regulation S-X.

Response:

The Company acknowledges this comment and intends to file the required financial statements as part of its Annual Report on Form 10-K as soon as available.

Exhibit 23.1 and 23.2

2. Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment.

Response:

The Company acknowledges this comment and intends to file the required consent of its independent accountants with the next amendment to its Registration Statement.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 30

General

3. Please amend your 2005 Form 10-K and your September 30, 2006 Form 10-Q to incorporate your responses to prior comments 4, 6-7, 9-13, and 15-22 contained in your response dated February 15,2007. We may have further comments once you have amended these filings.

Response:

The Company acknowledges this comment and intends to file the above-referenced amended reports as soon as reasonably practicable following the resolution to the Staff’s satisfaction of comments number 6 and 7 contained herein.

4. Please refer to prior comment 5. We note from your response that the proposed independent auditors’ report references the financial statements “for each of the two years and two month period in the period ended December 31, 2005.” It is unclear from the independent auditors’ report that your independent auditors are referencing the financial statements “for each of the two years then ended December 31, 2005 and the two-month period ended December 31, 2003.” Please revise or advise.

Response:

The Company acknowledges this comment and intends to have its auditors revise their report as described in comment 4 above. The Company intends to file the revised auditors’ report with its amended 10-K, as described in comment 3 above.

5. Further to the above, we note from your response that your proposed independent auditors’ report related to fiscal 2003 references the financial position as of October 31, 2003 even though this information is not included within the financial statements and does not appropriately reference the statement of stockholder’s equity (deficit) for the ten-month period ended October 31, 2003. Please revise or advise.

Response:

The Company acknowledges this comment and intends to have its auditors revise their report as described in comment 4 above. The Company intends to file the revised auditors’ report with its amended 10-K, as described in comment 3 above.

Statement of Operations, page 33

6. Please refer to prior comment 8. We note that from your response that you believe that these circumstances are “unusual” related to the unrealized losses and that you believe the unrealized loss is “analogous to bad debt and [you have] included the loss in general and administrative expense.” Paragraph 88 of SOP 81-1 states that the “provision should be included in contract costs unless the provision is material in amount or unusual or infrequent in nature and need not be shown separately in the income statement. If it is shown separately, it should be shown as a component of the cost included in the computation of gross profit.”

•	Please tell us in detail how this paragraph provides guidance that indicates the amount should be included in general and administrative expense.

•	Describe clearly the circumstances resulting in your recording a provision for anticipated losses on contract.

•	Describe the acceptance rights of the customer under the contract and its reasons for delaying delivery of the equipment.

•	Outline the actions undertaken by the company as a result.

•	Explain clearly why you believe the provision you recorded is analogous to a provision for bad debt.

•	Clearly explain why that analogy would lead to the conclusion that the provision should be presented as general and administrative expense and not cost of sales.

•	Tell us and revise the disclosure in Note P to the financial statements to disclose how you determined the amount of the loss to recognize within your statement of operations.

Response:

As disclosed in the Company’s 2005 10-K, the Company uses a percentage of completion accounting method to recognize revenue for specialty equipment that it manufactures. Accordingly, the Company recognizes and records revenue based on an estimate of the stage of completion. The amount of earned revenue that is not currently billable to a customer is recorded in an account entitled “Cost and Estimated Earnings in Excess of Billings.”

At December 31, 2004 and 2005, the Company included $1,565,000 and $1,733,582, respectively, in the Cost and Estimated Earnings in Excess of Billings account relating to an open purchase. At December 31, 2004, the machines covered by this purchase order were substantially complete and revenue was recognized accordingly.

After the customer placed its initial purchase order, the customer implemented a model change-over on one of its vehicles. Consequently, the machines meeting the original specifications were no longer of value to the customer. Thus, at December 31, 2004, the Company had substantial doubt as to whether the customer would ever accept delivery and pay for the machines covered by the purchase order.

Although the Company believes that it recognized revenue correctly under it is revenue recognition policy (percentage of completion), the ultimate collection of the account was, nevertheless, in doubt. Accordingly, the Company recorded a reserve against the Cost and Estimated Earnings in Excess of Billings and charged general and administrative expense. General and administrative expense was charged as the Company viewed the establishment of the reserve as a collection issue or bad debt.

An additional $168,582 of revenues were recognized during 2005 relating to the initial purchase order. This amount was also reserved against, Cost and Estimated Earnings in Excess of as the ultimate collection of the account was in doubt.

In August 2005, the Company agreed to accept a new purchase order, which required the Company to rework the two specialty machines. The Company agreed to cover the cost of retooling the two specialty machines to meet new specifications related to the model change.

The Company also agreed to specific acceptance criteria as follows:

•	Test Master Axles (imbalance and run-out) and cross pin engagement

•	Measurement repeatability on (10) U251 axles balanced on production machine

•	Initial assessment of cycle time on 10 axles

•	Comparison of (10) corrected axles to readings from production machine

•	300 piece study to assess machine capability and run at rate performance.

At December 31, 2005, the Company received an additional request from the customer to alter the specifications, which was unrelated to any specification requirement in the first purchase order or the purchase order amendment. The Company does not believe that there is any technical basis for the request nor does the Company believe that the request relates to the successful performance of the machines. Therefore, the Company has substantial doubt regarding the customer’s willingness to pay for the equipment whether or not it meets the new specifications. Consequently, the Company has reserved all the revenue recognized under the original purchase order and will keep the reserves until it is able to bill the customer with assurance that the amount will be collected.

Notes to the Financial Statements, 36

Note H. Income Taxes, page 42

7. Please refer to prior comment 14 and address the following comments:

•

Tell us and revise your filings to explain why your pre-tax income for 1999-2003 is relevant to your analysis of whether you should record a valuation allowance against your deferred tax assets since these results relate to your predecessor business. Refer to the guidance in paragraph 20 of SFAS 109.

•

It appears from your response that you are discounting the significant pre-tax losses incurred in 2004 and 2005 due to the fact that these losses include “non-recurring charges” such as interest, costs in excess of billings and research and development expenses. As we note that the charges are reasonably likely to occur again in future periods, please explain to us why you believe it is appropriate to eliminate such charges from your consideration of whether the deferred tax asset will be realizable.

•

You state that “you expect to return to profitability in the near future when your new products and services are generating substantial additional revenues.” However, it appears that you are basing this on an expectation of increased revenues and the anticipated acquisition of profitable businesses. In light of the fact that both of these elements involve significant risks and uncertainties, please explain to us in greater detail why you believe this expectation provides sufficient basis for your conclusion that a valuation allowance is not needed.

•

Paragraph 23 of SFAS 109 states that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” As such, please provide to us a more thorough analysis that includes all positive evidence you considered related to the realization of the entire deferred tax asset. Refer to the guidance in paragraphs 20-25 of SFAS 109.

Response:

As discussed with the Staff, in order to address the above comment, the Company would like to supplement its response to the Staff’s prior comment 14 set forth in the Staff’s letter dated January 17, 2007, in which the Staff asked the Company to discuss why it believes that it is more likely than not that all of the deferred tax assets will be realized in light of negative evidence such as cumulative losses in recent years, referring to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

Prior to the year ended December 31, 2005, the Company engaged in preliminary negotiations regarding the acquisition of Manitex, Inc. (“Manitex”), a new line of business, which had historically been profitable. These negotiations resulted in a fully executed letter of intent on February 16, 2006. The Company sought to acquire Manitex via an acquisition of all of the membership interests of Quantum Value Management, LLC (“Quantum”).

As described in the Company’s prospectus relating to its initial public offering in February 2005, Quantum was the controlling general partner of a limited partnership, Quantum Value Partners, LP, which beneficially owned 83.9% of the Company’s outstanding common stock before the Company’s public offering and 37.7% of the Company’s outstanding common stock after the Company’s public offering. Quantum Value Partners subsequently dissolved and distributed the common stock of the Company owned by it to its partners. As a result, Michael Azar, the Company’s Vice President and Secretary, David Langevin and Robert Skandalaris, owned approximately 6.1%, 12.1% and 12.1%, respectively, of the Company’s outstanding common stock prior to its acquisition of Manitex. In addition, Mr. Azar was the managing member of Quantum and Messrs. Azar, Langevin and Skandalaris owned a substantial majority of the membership interests of Quantum.

As mentioned above, on February 16, 2006, the Company and Quantum entered into a detailed letter of intent (“LOI”) outlining the principle terms and conditions of the Company’s acquisition of the membership interests of Quantum. The LOI obligated the parties to negotiate in good faith to close the transaction by the end of March 2006. Following the execution of the LOI, the Company and Quantum worked diligently with their respective legal counsels and advisors to complete all legal and financial due diligence and finalize the draft purchase agreement. Company counsel circulated an initial draft of the purchase agreement on March 18, 2006.

Because of the Company’s desire to consummate the acquisition of Manitex and its historical relationships with Quantum and its members, the Company had a high degree of confidence that a transaction with the members of Quantum, through which the Company would purchase Manitex, would be consummated.

FAS 109.20 states that all available evidence should be considered in determining whether a valuation allowance is needed. This includes historical information supplemented by all currently available information about future years.

In assessing whether a valuation allowance was required as of December 31, 2005, the Company performed an extensive analysis of both positive and negative evidence regarding the realization of its deferred tax assets. The Company gave consideration to its positive evidence as well as its negative evidence with specific consideration given to “cumulative losses in recent years.” As described below, the Company found the positive evidence outweighed the negative evidence, and accordingly, concluded that it could realize its deferred tax assets on a more-likely-than-not basis.

POSITIVE EVIDENCE

In general, positive evidence refers to the existence of one or more of the four sources of taxable income outlined in FAS 109.21. In performing its analysis of positive evidence, the Company focused on future reversals of taxable temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards.

REVERSALS OF TAXABLE TEMPORARY DIFFERENCES

As the Company had a high degree of certainty that it would complete the acquisition of Manitex, the Company estimated based upon the purchase price of Quantum membership interests negotiated prior to December 31, 2005, and confirmed in the draft purchase agreement, that a significant portion of the purchase price consideration would be assigned to identifiable intangibles in accordance with SFAS 141. The historic tax values of such intangibles were significantly less than the anticipated assigned values allocable in the purchase price.

FAS 109.30 requires the recognition of deferred tax liabilities attributable to the tax effects of differences between assigned values in the purchase price allocation and tax basis of assets acquired and liabilities assumed. Accordingly, the Company anticipated recording a significant deferred tax liability for the tax effects of such basis differences in connection with the acquisition of Manitex.

The Company believed that the above-described relationships between the Company and Quantum coupled with the potential future reversals of existing temporary differences relating to the acquisition of the membership interests of Quantum constituted significant positive evidence that it was more-likely-than-not that the Company would realize its deferred tax assets.

FUTURE TAXABLE INCOME

Manitex tracks purchase orders received from customers and relies on this backlog as an indicator of future sales. As of December 31, 2005, Manitex had existing sales backlog of approximately $50 million. Based on historical data, the existing sales backlog was trending upward. Such extensive backlog by a historically profitable business enterprise was a strong indicator that Manitex would continue to generate taxable income in future years.

The Company believed that the acquisition of a historically profitable business with extensive sales backlog was strong positive evidence that the Company could generate taxable income based on Manitex’s existing sales prices and cost structure.

The Company also entered into various cost reduction initiatives including (i) raising capital through a public offering in which the proceeds were used to retire the Company’s outstanding debt with the effect of reducing interest costs in future years and (ii) adopting new sourcing arrangements and bringing “in-house” formerly outsourced component manufacturing to defray increasing steel prices.

CONCLUSION

In assessing whether a valuation allowance was required as of December 31, 2005, the Company believed the weight of the positive evidence attributable to the future reversals of temporary differences coupled with the projection of future taxable income driven significantly by the acquisition of a business enterprise with strong earnings history and extensive sales backlog along with certain costs reduction initiatives was greater than the its negative evidence. Accordingly, the Company concluded that it could realize its deferred tax assets on a more-likely-than-not basis.

The Company has set forth in Exhibit A hereto its proposed revisions to its critical accounting policies, included in MD&A, in the Company’s annual report on Form 10-K for its fiscal year ended December 31. 2005.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

General

8. Please amend this filing to incorporate your responses to comments 23, 24, 25, 28, and 29 contained in your correspondence dated February 15, 2007. We may have further comments after review of your amended filing.

Response:

The Company acknowledges this comment and intends to file the above-referenced amended current report on Form 8-K as soon as reasonably practicable following the resolution to the Staff’s satisfaction of comments number 6 and 7 contained herein.

9. Please refer to prior comment 26. Income (loss) from continuing operations should include consideration of income taxes relating to continuing operations. As such, please revise your pro forma consolidated statement of income for the year ended December 31, 2005 and the six-month period end June 30, 2006 to include income taxes in the pro forma consolidated statement of income.

Response:

The Company acknowledges this comment and intends to revise its pro forma consolidated statement of income for the year ended December 31, 2005 and the six-month period ended June 30 2006, as described in comment 9 above. The Company intends to file the above-referenced amended current report on Form 8-K as soon as reasonably practicable following the resolution to the Staff’s satisfaction of comments number 6 and 7 contained herein.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long Carolyn T. Long

cc:	David Langevin, Chief Executive Officer
David Gransee, Chief Financial Officer
Michael Azar, Secretary and General Counsel

Exhibit A

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income.

During the year ended December 31, 2005, several significant developments were considered in evaluating our ability to recover our deferred tax assets. We specifically considered our financial plan for 2006 that incorporates the planned acquisition of profitable businesses and cost reduction activities .

Based on the expected cost of acquisitions in current market conditions, the Company anticipates having significant future reversals of temporary differences from goodwill allocation. Targeted businesses are also historically profitable, which is a strong indicator they will continue to generate taxable income in future years based on existing sales prices and cost structure. The Company also entered into various cost reduction initiatives including (i) raising capital through a public offering in which the proceeds were used to retire the Company’s outstanding debt with the effect of reducing interest costs in future years and (ii) adopting new sourcing arrangements and bringing “in-house” formerly outsourced component manufacturing to defray increasing steel prices.

In evaluating our ability to recover our deferred tax assets, the Company believes that there is more positive evidence than negative evidence to support the conclusion that the establishment of a valuation allowance is not required.